Exhibit (a)(1)(i)

AMG COMVEST SENIOR LENDING FUND

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer

August 1, 2025

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by AMG Comvest Senior Lending Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, the sale of Shares that have been issued after October 1, 2024, except for shares issued pursuant to the Fund’s dividend reinvestment plan, will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on August 1, 2025 and end at 11:59 p.m., Eastern Time, on September 2, 2025. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Fund’s transfer agent, Ultimus Fund Solutions, LLC (the “Transfer Agent”) per below or to your financial advisor as instructed in the Letter of Transmittal.

AMG Comvest Senior Lending Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

E-mail: comvest@ultimusfundsolutions.com

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, September 2, 2025.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s transfer agent at 833-752-9167.

Sincerely,

AMG Comvest Senior Lending Fund